PRESS RELEASE                                              Source: Modavox, Inc.

Phoenix, AZ, July 20, 2005 - SurfNet Media Group, Inc. (OTCBB: SFNM), an online broadcast media company bringing focused entertainment and information content to targeted online communities worldwide and leading producer and distributor of online talk radio content, announced today gains in new contract acquisition and renewals for the five month period ended June 30. New contract acquisition and renewals for the five month period totaled $623,000. New contract acquisition and renewals for the 30-day period ended June 30 increased to $174,390, representing a gain of 376% over February's results. In addition, the Company added 10 new hosts and 13 hours of additional live programming on a net basis, representing an increase of 23% over February's results. Total listening minutes in the 30-day period ended May 31 increased to 2,079.403, a gain of 28% over February's results. Based upon its internal projections, the Company believes that the Company's recent growth is sustainable and provides a foundation for growth in future periods.

"The Company's growth since February 2005 in contracts, renewals, live programming and listening minutes reflects that the reorganization undertaken by management to improve the Company's performance and sustainability, as explained in the Company's recently filed Form 10-KSB, is taking effect," stated Robert Arkin, the Company's Chairman and Chief Executive Officer .

In addition, the Company is expanding the nature of its business to create additional revenue models for the delivery of online content. Currently, the Company is undertaking pilot projects launching in September 2005 for broadcasting infomercials over the Internet, creating virtual community centers for the sale of celebrity-endorsed products, and online learning. The Company is considering a name change to better reflect the expanding nature of its business and the new modalities offered by the Internet as a communications medium.

About SurfNet

SurfNet Media Group ( http://www.surfnetmedia.com/ ), founded in 1999, is an online broadcast media company and the leading producer and distributor of online, talk radio content, streaming over 140 programs weekly to targeted audiences on its flagship VoiceAmericaT Channel ( http://www.voice.voiceamerica.com/ ), VoiceAmericaT Business Channel ( http://www.business.voiceamerica.com/ ) and VoiceAmericaT Health & Wellness Channel ( http://www.health.voiceamerica.com/ ). Additionally, SurfNet is pioneering a unique, next-generation content distribution model based on its patented technology, creating innovative "community centers" that transform any web site into a broadcast portal for syndication of online content, including on-demand libraries, webcasts, MP3 downloads, ecommerce, email, community links, blogs and podcasting.
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Forward-Looking Statements

This release contains certain "forward-looking statements" for purposes of the Securities and Exchange Commission's "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 and Rule 3b-6 under the Securities Exchange Act of 1934. These forward-looking statements are subject to various risks and uncertainties that could cause SurfNet's actual results to differ materially from those currently anticipated, including the risk factors identified from time to time in SurfNet's filings with the Securities and Exchange Commission